UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

The Buckle, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

118440 10 6
(CUSIP Number)

Check the appropriate to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))

Page 1 of 4 pages

CUSIP No. 118440 10 6	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) DENNIS H. NELSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 1,865,421

	6.	SHARED VOTING POWER 31,475

	7.	SOLE DISPOSITIVE POWER 1,865,421

	8.	SHARED DISPOSITIVE POWER 31,475

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,896,896

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%

12.	TYPE OF REPORTING PERSON (See Instructions) IN

Note: All share amounts are prior to 3-for-2 stock split payable to shareholders of record as of the close of business on January 3, 2007.

Page 3 of 4 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer: The Buckle, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
2407 West 24th Street, Kearney, Nebraska 68845

Item 2(a)	Name of Person Filing: Dennis H. Nelson

Item 2(b)	Address of Principal Business Office, or if none, Residence:
2407 West 24th Street, Kearney, Nebraska 68845

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 118440 10 6

Item 3	Not Applicable

Item 4	Ownership

(a)	Amount Beneficially Owned:	1,896,896
(b)	Percent of Class:	9.4%
(c)	Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:	1,865,421
	(ii) shared power to vote or to direct the vote:	31,475
	(iii) sole power to dispose or to direct the disposition of:	1,865,421
	(iv) shared power to dispose or to direct the disposition of:	31,475

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007	/s/ Dennis H. Nelson
Date	Dennis H. Nelson/Chief Executive Officer